09040402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
APR 01 2009
Washington, DC
110

SEC FILE NUMBER
8-67457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADEWIRE SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1441 BRICKELL AVENUE, SUITE 1210
(No. and Street)

MIAMI	**FLORIDA**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDRE ARTMANN **786-623-2321**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

JW

OATH OR AFFIRMATION

I, **ALEXANDRE ARTMANN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TRADEWIRE SECURITIES, LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Para produzir efeito no Brasil e para valer contra terceiros, deverá ser vertido em vernáculo e registrada a tradução.

REGISTRADOR E TABELIÃO DINAMARCO

Signature

CEO

Title

DINAMARCO Correia

Colégio Notarial do Brasil ... FIRMA 1 1063AB005796

OFICIAL DE REGISTRO CIVIL DAS PESSOAS NATURAIS E TABELIÃO DE NOTAS DO 30° SUBDISTRITO IBIRAPUERA
Av. Padre Antônio José dos Santos, 1568 / 1572 - CEP 04563-004 - Brooklin - São Paulo - SP - Tel: (11) 5506-5744
REGISTRADOR E TABELIÃO DINAMARCO

Reconheço por semelhança em documento SEM VALOR ECONOMICO a firma de:
001-ALEXANDRE WAEHNELDT ARTMANN**********************************
Dou fé, SAO PAULO, 26 DE MARCO DE 2009.
EM TESTEMUNHO DA VERDADE
ALCIDES BATISTA CORREIA-ESC. AUTORIZ. Total.:******2,90
Selo:1063AB005796
VALIDO SOMENTE COM O SELO DE AUTENTICIDADE SEM EMENDAS OU RASURAS

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Tradewire Securities, LLC

We have audited the accompanying statement of financial condition of Tradewire Securities, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradewire Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

March 25, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

TRADEWIRE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	50,696
Receivable from clearing organizations		5,486
Deposits with clearing organizations		750,000
Accounts receivable		214,880
Furniture and equipment, net		10,049
Other assets		30,000
TOTAL ASSETS	$	1,061,111

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	265,889
Deferred rent		33,750
Total liabilities		299,639
Commitments and contingencies (Notes 5 and 9)		
Member's equity		761,472
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,061,111

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tradewire Securities, LLC (the "Company") is a limited liability company formed in Delaware on May 8, 2006. The Company is wholly owned by Tradewire Group Ltd., a Cayman Island company (the "Parent"). The Company conducts its operations in Sao Paulo, Brazil, and Miami, Florida.

The Company, a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 24, 2007, and is also a member of the National Futures Association. The Company began operations in September 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company records proprietary securities transactions and related profits and losses arising from such transactions on the trade-date basis.

Commission revenue and related expenses are recorded on a settlement-date basis. The revenue and expenses from such transactions would not be not materially different if reported on a trade-date basis.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all such amounts are collectible.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain tax positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. SIGNIFICANT CUSTOMERS

Three customers accounted for 62% of the Company's revenues during the year ended December 31, 2008, and represented a majority of its receivables at December 31, 2008.

NOTE 4. RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The receivable from clearing organizations represents cash held by the clearing organizations primarily from commissions receivable at December 31, 2008. The deposit with the clearing organization in the amount of $750,000 is required by the clearing organization.

NOTE 5. OFF-BALANCE SHEET AND CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors located primarily in South America. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate

NOTE 5. OFF-BALANCE SHEET AND CREDIT RISKS (CONTINUED)

the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

Substantially all of the Company's amounts due from brokers and dealers are held at two clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

Substantially all of the Company's cash is held in accounts at two commercial banks that at times may exceed the federal insurance limit. The federal insurance limit at December 31, 2008, was $250,000, and is scheduled to be $100,000 after December 31, 2009.

NOTE 6. ACCOUNTS PAYABLE

Accounts payable consisted of the following at December 31, 2008:

Operating expenses	$ 123,838
Due to affiliate	142,051
Total	$ 265,889

NOTE 7. INCOME TAXES

The Company is a single-member limited liability company but has made an election under the Internal Revenue Code to change its current classification and be taxable as a corporation. For the year ended December 31, 2008, the Company incurred a net operating loss ("NOL"); accordingly, no tax provision was necessary for 2008. The NOL carryforward expires by December 31, 2028.

The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes," which recognizes both the current and deferred consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. The NOL carryforward for the current and prior year totals approximately $791,000 and may be used to offset future taxable income. The Company has recorded a deferred tax asset of approximately $316,000 related to NOL carryforwards. However, a valuation allowance in the amount of $316,000 was also recorded by the Company at December 31, 2008, for financial reporting purposes. Valuation allowances are established for deferred tax assets when it is more likely than not that a carryforward will not be realized.

NOTE 8. RELATED PARTY TRANSACTIONS

In accordance with a service agreement between the Company and an entity also owned by the Parent, the costs of all professional and administrative staff, facilities and services, and regulatory and other expenses necessary to conduct the Company's broker-dealer operations are paid by the affiliate. The Company reimburses the affiliate for its expenses. The total reimbursement in 2008 was $1,006,039, of which $142,051 was payable at December 31, 2008.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under a lease that expires in September 2009. During 2008, rent expense amounted to approximately $190,539. The approximate future minimum rental payments required as of December 31, 2008, over the term of the current lease amount to $135,000.

NOTE 10. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2008, the Company had net capital of $506,543, which was in excess of the required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1 as of December 31, 2008.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2008, the Company's net capital of $506,543 exceeded the minimum net capital required under Regulation 1.17 of $45,000.